

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2013

Via E-mail
Dmitry Loschinin, CEO
Luxoft Holding, Inc.
Bundensstrasse 5 CH-6300
Zug
Switzerland

>   **Re: Luxoft Holding, Inc.**
>   **Registration Statement on Form F-1**
>   **Filed May 22, 2013**
>   **File No. 333-188765**

Dear Mr. Loschinin:

We have reviewed your amended registration statement and have the following comments. References to prior comments are to those in our letter dated May 17, 2013.

General

1.   Your response to prior comment 1 notwithstanding, the representations specified by Instruction 2 to Item 8.A.4. of Form 20-F are a form requirement. Your inclusion of audited financial statements for the year ended March 31, 2013 does not fulfill your obligation to file the exhibit as set forth in our letter dated April 15, 2013. Please file the Exhibit with your next amendment.

Risk Factors

"Our CEE subsidiaries can be forced into liquidation…," page 37

2.   You indicate in this risk factor that the net amount of the assets of your subsidiary Luxoft Professional Romania SRL was below half of the value of its subscribed share capital as of December 31, 2011. Please revise this risk factor to disclose in quantitative terms the amount of your subsidiary's deficiency as of the most recent practicable date.

Certain Relationships and Related Party Transactions, page 120

3.   You state in your response to prior comment 4 that that the guarantees and suretyships entered into with IBS Group and its affiliates are "generally" irrevocable. Revise to briefly state the circumstances, if any, under which the parties may be released from their obligations under such agreements.

Audited Consolidated Financial Statements

4.   As noted in "The Offering" on page 9, revise your financial statements to retroactively present earnings per share amounts to reflect your intended stock split. Refer to ASC 260-10-55 and SAB Topic 4C for further guidance. Ensure that corresponding revisions are made throughout your registration statement.

Consolidated balance sheets, page F-4

5.   Tell us how you considered providing pro forma presentations to reflect the accrual for dividends declared on April 30, 2013. See SAB Topic 1 B.3 for further guidance.

Consolidated statements of comprehensive income, page F-6

6.   Your response to prior comment 5 notwithstanding, we believe that you should revise your presentation to include pro forma EPS and related computations for the fiscal year ended March 31, 2013 giving effect to any material change in your common equity structure following the offering.

Notes to consolidated financial statements

Note 2. Basis of presentation and significant accounting policies
Revenue recognition, page F-13

7.   Refer to your response to prior comment 6. We note that you "considered the guidance in ASC 985-605." It remains unclear from your response and revised disclosures what the result of your consideration was. In this regard, we note from page 90 that your service offerings fall into three categories: software development and support services; product engineering and testing; and technology consulting. Please disclose your conclusion as to whether your contracts fall within the scope of paragraph 2 of ASC 986-605-25. If you have concluded that your arrangements meet the criteria set forth in paragraph 2, please revise your disclosure to clearly set forth how your accounting policy complies with paragraphs 88 – 107.

8.   Please tell us whether your "support services" are considered to be postcontract customer support (PCS) as defined by ASC 985-605-20. Disclose the period in which support services begin, i.e. when services first commence, upon final acceptance or some other time and the length of the support service term. Confirm, if true, that support services are sold on a stand-alone basis through service contract renewals and disclose whether you have established VSOE for these support services.

9.   We note from page 23 that intellectual property (software) rights created by the provision of your services are typically transferred to your clients. This suggests that your arrangements are composed of at least three elements; software, development services

and support services. Further, disclosure on page 90 refers to two additional service types: engineering and testing and technology consulting services. Clarify if these services are performed as part of your development services or are optional services that may be contracted for by your customers. Given these multiple service offerings, please revise your disclosures to describe how your accounting policy for accounting for multiple element arrangements complies with the guidance set forth in paragraphs 5 – 14 of ASC 985-605-25.

10.   Your response to prior comment 4 states that you have not entered into any agreements or recognized revenue from the sale of iviLink. We note from your expanded disclosure on page 92 you make "certain component of iviLink publicly available under a software license that places certain restrictions on its usage in a commercial setting." Our understanding is that the purpose of this access is marketing. Please describe the mechanism by which a user might obtain a license for all components and expand its usage in a commercial setting and how these events impact your recognition of revenue.

Note 7. Short-term borrowings, page F-23

11.   With regard to the January 15, 2013 receivables purchase agreement with BNP Paribas please disclose whether the facility will be guaranteed and if so, by what entities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. For all other comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Joshua G. Kiernan, Esq.
        White & Case LLP